Exhibit (d)(16)(ii)

EQ ADVISORS TRUST

FORM OF AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

FORM OF AMENDMENT NO. 1 to the Investment Sub-Advisory Agreement effective as of June 18, 2021 (“Amendment No. 1) between Equitable Investment Management Group, LLC, a Delaware limited liability company (“EIM” or “Adviser”) and Franklin Advisers Inc., a corporation organized in the State of California (“Franklin Advisers” or “Sub-Adviser”).

EIM and Franklin Advisers agree to modify the Investment Sub-Advisory Agreement dated as of July 16, 2020 (“Agreement”) as follows:

1.	Removed Portfolio. Effective June 18, 2021 all references to the EQ/Franklin Balanced Managed Volatility Portfolio are hereby removed from the Agreement.

2.

Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Sub-Adviser is appointed as the investment adviser and the fee payable to the Sub-Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

3.	Appendix B. Appendix B to the Agreement is hereby replaced in its entirety by Appendix B attached hereto.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 1 effective as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC	FRANKLIN ADVISERS, INC.

By:		By:
	Kenneth Kozlowski		Name:
	Director, Executive Vice President and Chief Investment Officer		Title:

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio(s)	Annual Sub-Advisory Fee Rate
EQ/Franklin Strategic Income Portfolio*	0.28% of the Related Portfolio’s average daily net assets up to and including $100 million; 0.26% of the Portfolio’s average daily net assets in excess of $100 million up to and including $250 million; and 0.25% of the Portfolio’s average daily net assets in excess of $250 million.**

EQ/Franklin Rising Dividends Portfolio*	0.32% of the Related Portfolio’s average daily net assets up to and including $100 million; 0.31% of the Portfolio’s average daily net assets in excess of $100 million up to and including $250 million; and 0.30% of the Portfolio’s average daily net assets in excess of $250 million.**

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as the “Sub-Adviser Allocation Portion.”

**

For purposes of determining the annual sub-advisory fee rate pursuant to this Appendix A, the assets of the EQ/Franklin Strategic Income Portfolio and EQ/Franklin Rising Dividends Portfolio shall be aggregated with the assets of the EQ/Franklin Small Cap Value Managed Volatility Portfolio (portions allocated to affiliates of the Sub-Adviser) (collectively, the “Related Portfolios”). The aggregated assets will be applied to the above schedules and the resulting effective rate shall be applied to the actual assets of the EQ/Franklin Strategic Income Portfolio and EQ/Franklin Rising Dividends Portfolio to determine the annual sub-advisory fee rate. The daily sub-advisory fee for the Sub-Adviser Allocation Portion is calculated by multiplying the aggregate net assets of the allocated portion of the Related Portfolios at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.

APPENDIX B

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Sub-Adviser is providing commodity interest trading advice to the Adviser with respect to each of the following Portfolio(s) as if the Sub-Adviser were exempt from CTA registration in reliance on an exemption under the CEA or the regulations promulgated thereunder:

EQ/Franklin Rising Dividends Portfolio

EQ/Franklin Strategic Income Portfolio